Exhibit 99.1
BABCOCK & BROWN AIR LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 29, 2010
NOTICE IS HEREBY given that the Annual General Meeting (the “Meeting”) of Shareholders of Babcock & Brown Air Limited (the “Company”) will be held on June 29, 2010 at 10:00 A.M. (GMT) at the Company’s offices at West Pier Business Centre, Dun Laoghaire, Co. Dublin, Ireland, for the following purposes, all of which are more completely set forth in the accompanying information statement:
1.	To re-elect Erik G. Braathen as a director of the Company.

2.	To re-elect Sean Donlon as a director of the Company.

3.	To re-elect Joseph M. Donovan as a director of the Company.

4.	To re-elect James Fantaci as a director of the Company.

5.	To re-elect Susan M. Walton as a director of the Company.

6.	To appoint Ernst & Young LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.

7.	To consider and, if thought fit, to approve the change of the Company’s name to “Fly Leasing Limited”.

8.
To amend and restate the Bye-laws of the Company adopted on June 25-26, 2007 (the “Bye-laws”) to be in the form of the amended and restated Bye-laws attached hereto as Exhibit A in order to (i) remove all references to “Babcock & Brown” (as previously defined in the Bye-laws); (ii) remove the Company’s existing name wherever it appears in forms prescribed in the Bye-laws; (iii) provide that holders of the Company’s common shares may nominate candidates for election to the Board only when holding five percent or more of the Company’s issued common shares; and (iv) make other minor clarifying and administrative changes.

9.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The financial statements of the Company for the year ended December 31, 2009, together with the report of the Company’s independent auditor in respect of those financial statements, as approved by the Board, will be presented at the Meeting.

By order of the Board

Joseph M. Donovan, Chairman
Babcock & Brown Air Limited
Dated May 26, 2010

Notes:
1.	The Board has fixed the close of business on May 20, 2010 as the record date for the determination of Shareholders entitled to attend and vote at the Meeting or any adjournment thereof.

2.	A form of proxy is enclosed for use in connection with the business set out above.

3.
Each of the resolutions in 1-5 above will be determined in accordance with the Company’s Bye-laws 36.3, which provides that the persons nominated for election as a director receiving the most votes (up to the number of directors to be elected) shall be elected as directors, not including the directors to be appointed by the Manager Shares, as defined in the Bye-laws, pursuant to Bye-laws 36.5. The resolutions set out in 6-8 above are ordinary resolutions, approval of which will require the affirmative votes of a majority of the votes cast at the Meeting.

2

EXHIBIT “A”
AMENDED AND RESTATED BYE-LAWS OF
[~~BABCOCK & BROWN AIR LIMITED~~FLY LEASING LIMITED]

TABLE OF CONTENTS

Interpretation
1. Definitions	1

Shares
2. Power to Issue Shares	8
3. Power of the Company to Purchase its Shares	8
4. Rights Attaching to Shares	8
5. Calls on Shares	12
6. Prohibition on Financial Assistance	12
7. Forfeiture of Shares	13
8. Share Certificates	14
9. Fractional Shares	14

Registration of Shares
10. Register of Members	15
11. Registered Owner Absolute Owner	15
12. Transfer of Registered Shares	15
13. Transmission of Registered Shares	16

Alteration of Share Capital
14. Power to Alter Capital	18
15. Variation of Rights Attaching to Shares	18

Dividends and Capitalisation
16. Dividends	18
17. Power to Set Aside Profits	19
18. Method of Payment	19
19. Capitalisation	20

Meetings of Members
20. Annual General Meetings	21
21. Special General Meetings	21
22. Requisitioned General Meetings	21
23. Notice	21
24. Giving Notice	22
25. Postponement or Cancellation of General Meeting	23
26. Attendance and Security at General Meetings	23
27. Quorum at General Meetings	23
28. Chairman to Preside	24
29. Voting on Resolutions	24
30. Power to Demand Vote on Poll	25
31. Voting by Joint Holders of Shares	26
32. Instrument of Proxy	27
33. Representation of Corporate Member	28
34. Adjournment of General Meeting	28
35. Directors’ Attendance at General Meetings	29

Directors and Officers
36. Election of Directors	29
37. Term of Office of Directors	30
38. Alternate Directors	30
39. Removal of Directors	31
40. Vacancy in the Office of Director	31
41. Remuneration of Directors	32
42. Defect in Appointment of Director	32
43. Directors to Manage Business	32
44. Powers of the Board of Directors	32
45. Register of Directors and Officers	34
46. Appointment of Officers	34
47. Secretary	34
48. Duties of Officers	34
49. Remuneration of Officers	35
50. Conflicts of Interest	35
51. Indemnification and Exculpation of Directors and Officers	36

Meetings of the Board of Directors
52. Board Meetings	36
53. Notice of Board Meetings	37
54. Participation in Meetings by Telephone	37
55. Quorum at Board Meetings	37
56. Board to Continue in Event of Vacancy	37
57. Chairman to Preside	37
58. Written Resolutions	38
59. Validity of Prior Acts of the Board	38

Corporate Records
60. Minutes	38
61. Place Where Corporate Records Kept	38
62. Form and Use of Seal	39

Accounts
63. Books of Account	39
64. Financial Year End	39

Audits
65. Annual Audit	40
66. Appointment of Auditors	40
67. Remuneration of Auditors	40
68. Duties of Auditors	40
69. Access to Records	41
70. Financial Statements	41
71. Distribution of Auditors Report	41
72. Vacancy in the Office of Auditor	41

Business Combinations
73. Amalgamations	41

Voluntary Winding-Up and Dissolution
74. Winding-Up	42

Changes to Constitution
75. Changes to Bye-laws	42
76. Discontinuance	42

Anti Takeover Provisions
77. Adjustment of voting powers	42
78. Requirement to provide information and notice	44

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[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 1
INTERPRETATION
1.	Definitions
1.1	In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

Act	the Companies Act 1981 as amended from time to time;

Affiliate
a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified; ~~provided, however, that the Company and its respective Subsidiaries, on the one part, and Babcock & Brown and its Subsidiaries, on the other part, shall not be considered to be Affiliates of each other;~~

Alternate Director	an alternate director appointed in accordance with these Bye-laws;

Auditor	includes an individual or partnership;

~~Babcock & Brown~~	~~Babcock & Brown Limited, an Australian company;~~

Board
the board of directors appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws or the directors present at a meeting of directors at which there is a quorum;

Company	the company for which these Bye-laws are approved and confirmed;

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 2

Company Group	means (1) the Company, (2) Subsidiaries of the Company and (3) Affiliates of the Company in which the Company or any of its Subsidiaries has a direct or indirect ownership interest;

Competitor	means any of the following Persons:

(a) any of the following Persons (or any of their respective Affiliates) and their respective successors and assigns:

(1) GE Commercial Aviation Services Limited;

(2) International Lease Finance Corporation;

(3) AerCap B.V.;

(4) Aircastle Advisor LLC;

(5) Air Lease Corp;

(~~5~~6) Allco Finance Group;

(~~6~~7) Aviation Capital Group;

(8) Apollo Aviation;

(9) Avolon;

(~~7~~10) AWAS;

(11) Bank of China Aviation;

(~~8~~12) BCI Aircraft Leasing, Inc.;

(~~9~~13) Boeing Capital Corporation;

(14) Bravia Capital Partners;

(1~~0~~5) CIT Group Inc.;

(1~~1~~6) ~~GATX Air~~Green Stone Aviation;

(1~~2~~7) Macquarie Bank Limited;

(1~~3~~8) ORIX Aviation Systems Limited;

(1~~4~~9) ~~Pegasus Aviation~~Standard Chartered;

~~(15)Pembroke Group Ltd.;~~

(~~16~~20) RBS Aviation Capital;

(21) RPK Capital Management;

~~(17) Singapore Aircraft Leasing Enterprise;~~

(~~18~~22) Sumisho Aircraft Asset Management B.V.; ~~and~~

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 3

(23) Jackson Square Aviation;

(~~19~~24) Tombo Aviation; and

(25) Vx Capital Partners;

(b) any other Person (or any Affiliate thereof) ~~(other than Babcock & Brown and its Affiliates)~~ (other than the Manager and its Affiliates) that, together with its Affiliates, has consolidated aircraft leasing-related revenues or aircraft- or engine manufacturing-related revenues of more than $200 million for its most recently completed fiscal year; or

(c) any other Person which beneficially owns 15% or more of the voting securities of any Person identified in the foregoing clauses (a) or (b) ~~(other than Babcock & Brown and its Affiliates)~~(other than the Manager and its Affiliates);

Controlled Shares	has the meaning assigned in Bye-law 77.1;

Director	a director of the Company and shall include an Alternate Director;

Fair Market Value	means a price equal to no less than the lesser of:

(a) the volume weighted average trading price of a Common Share of the Company (or an American Depositary Share or other beneficial interest representing a Common Share of the Company) on the principal exchange or over-the-counter market on which Common Shares of the Company (or American Depositary Shares or other beneficial interests representing Common Shares of the Company) are then listed or traded over the twenty consecutive trading days immediately preceding (but not including) the date on which the applicable Competitor acquired beneficial ownership or control, directly or indirectly, of 15% or more of the issued and outstanding Common Shares of the Company, or if such average price is not available, the Board’s reasonable determination of the fair market value of a Common Share of the Company (or an American Depositary Share or other beneficial interest representing a Common Share of the Company) on such date of acquisition; and

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 4

(b) the volume weighted average trading price of a Common Share of the Company (or an American Depositary Share or other beneficial interest representing a Common Share of the Company) on the principal exchange or over-the-counter market on which Common Shares of the Company (or American Depositary Shares or other beneficial interests representing Common Shares of the Company) are then listed or traded over the five consecutive trading days immediately preceding (but not including) the date on which the Competitor Notice is sent to the applicable Competitor pursuant to Bye-law 77, or if such average price is not available, the Board’s reasonable determination of the fair market value of a Common Share of the Company (or an American Depositary Share or other beneficial interest representing a Common Share of the Company) on such date that the Competitor Notice is sent;

Independent Director	a person that meets the definition of “independent director” under the Listing Rules of the New York Stock Exchange;

Management Agreement	the management agreement entered into between the Company and the Manager;

Manager	Babcock & Brown Air Management Co. Limited or any successor;

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 5

Member
the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;

notice	written notice as further provided in these Bye-laws unless otherwise specifically stated;

Officer	any person appointed by the Board to hold an office in the Company;

Person
any individual, firm, corporation, limited liability company, partnership, trust, body of persons, joint venture, governmental authority or other entity, and shall include any successor (by merger or otherwise) of such entity;

Premium Price
a price per share equal to the sum of the price per share arrived at pursuant to clause (a) of the definition of “Fair Market Value” plus a premium representing the benefit of acquiring control of the Company;

Register of Directors and Officers	the register of directors and officers referred to in these Bye-laws;

Register of Members	the register of members referred to in these Bye-laws;

Resident Representative	any person appointed to act as resident representative and includes any deputy or assistant resident representative;

Secretary
the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary; and

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 6

Subsidiary
of any Person means a corporation, company, common law or statutory trust or other entity (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such other entity is, now or hereafter owned or controlled, directly or indirectly, by such Person, but such corporation, company, common law or statutory trust or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists; and

Treasury Share	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled.
1.2	In these Bye-laws, where not inconsistent with the context:
(a)	words denoting the plural number include the singular number and vice versa;
(b)	words denoting the masculine gender include the feminine and neuter genders;
(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)	the words:
(i)	“may” shall be construed as permissive; and

(ii)	“shall” shall be construed as imperative; and
(e)	unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Bye-laws.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 7
1.3
In these Bye-laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.4	Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 8
SHARES
2.	Power to Issue Shares
2.1
Subject to these Bye-laws and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares of the Company on such terms and conditions as it may determine.

2.2
Without limitation to the provisions of Bye-law 4, subject to the provisions of the Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).

3.	Power of the Company to Purchase its Shares
3.1	The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit.
3.2	The Board may exercise all the powers of the Company to purchase all or any part of its own shares in accordance with the Act.
4.	Rights Attaching to Shares
4.1	At the date these Bye-laws are adopted, the share capital of the Company shall be divided into two classes of shares as follows:
(a)	499,999,900 common shares of par value US$0.001 each (the “Common Shares”); and

(b)	100 shares of par value US$0.001 each (the “Manager Shares”).
4.2	The holders of Common Shares shall, subject to the provisions of these Bye-laws (including, without limitation, the rights attaching to any Preference Shares from time to time):
(a)	be entitled to one vote per share;
(b)	be entitled to such dividends as the Board may from time to time declare;

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 9
(c)
in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.
4.3	The Manager Shares shall, subject to the provisions of these Bye-laws and for so long as the Management Agreement has not been terminated, have the following rights:
(a)	Have the right to appoint persons to serve as Directors as described in Bye-law 36.5; and
(b)
Where the Manager is a holder of Manager Shares, be entitled to receive notice of and to attend general meetings of the Company if such general meeting is called for the purpose of considering an amendment to Bye-law 44.2 and at such a general meeting, to vote as a separate class of shares in respect of any such amendment.

For greater certainty, the holders of the Manager Shares shall have no other rights except as provided under the Act.
4.4
Upon the termination of the Management Agreement, the Company shall, subject to Section 42 of the Act, immediately redeem all of the Manager Shares for their par value and upon such redemption the Manager Shares shall be cancelled and shall not be re-issued.

4.5
The Board is authorised to divide and/or to sub-divide the share capital of the Company from time to time to provide for the issuance of one or more series of preference shares of a par value to be determined (the “Preference Shares”) in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such Preference Shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of Preference Shares, to vary the rights attached to any other series of Preference Shares). The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)	the number of shares constituting that series and the distinctive designation of that series;

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 10
(b)
the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on shares of that series;

(c)	whether that series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;
(d)
whether that series shall have conversion or exchange privileges (including, without limitation, conversion into Common Shares), and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine;

(e)
whether or not the shares of that series shall be redeemable or repurchaseable, and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates;

(f)	whether that series shall have a sinking fund for the redemption or repurchase of shares of that series, and, if so, the terms and amount of such sinking fund;
(g)
the right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of any issued shares of the Company;

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 11
(h)
the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment in respect of shares of that series; and

(i)	any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.
4.6
Any Preference Shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorised and unissued Preference Shares of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Shares to be created by resolution or resolutions of the Board or as part of any other series of Preference Shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of Preference Shares.

4.7
At the discretion of the Board, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board, including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Common Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations.

4.8
All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 12
5.	Calls on Shares
5.1
The Board may make such calls as it thinks fit upon the Members in respect of any monies (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members (and not made payable at fixed times by the terms and conditions of issue) and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

5.2
Any sum which by the terms of allotment of a share becomes payable upon issue or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for all the purposes of these Bye-laws be deemed to be a call duly made and payable, on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Bye-laws as to payment of interest, costs, charges and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

5.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.
5.4	The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up.
6.	Prohibition on Financial Assistance
The Company shall not give, whether directly or indirectly, whether by means of loan, guarantee, provision of security or otherwise, any financial assistance for the purpose of the acquisition or proposed acquisition by any person of any shares in the Company, but nothing in this Bye-law shall prohibit transactions permitted under the Act.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 13
7.	Forfeiture of Shares
7.1
If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Member a notice in writing in the form, or as near thereto as circumstances admit, of the following:

Notice of Liability to Forfeiture for Non-Payment of Call
~~Babcock & Brown Air~~_______________ ~~Limited~~ (the “Company”)
You have failed to pay the call of [amount of call] made on the [ ] day of [ ], 200[ ], in respect of the [number] share(s) [number in figures] standing in your name in the Register of Members of the Company, on the [ ] day of [ ], 200[ ], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of [ ] per annum computed from the said [ ] day of [ ], 200[ ] at the registered office of the Company the share(s) will be liable to be forfeited.
Dated this [ ] day of [ ], 200[ ]
__________________________
[Signature of Secretary] By Order of the Board
7.2
If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine.

7.3
A Member whose share or shares have been forfeited as aforesaid shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture and all interest due thereon.

7.4
The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

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8.	Share Certificates
8.1
Every Member shall be entitled to a certificate under the seal of the Company or bearing the signature (or a facsimile thereof) of a Director or Secretary or a person expressly authorized to sign specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

8.2	The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been allotted.
8.3
If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

8.4	Notwithstanding any provisions of these Bye-laws:
(a)
the Directors shall, subject always to the Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form; and

(b)
unless otherwise determined by the Directors and as permitted by the Act and any other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

9.	Fractional Shares
The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

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REGISTRATION OF SHARES
10.	Register of Members
10.1	The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act.
10.2
The Register of Members shall be open to inspection without charge at the registered office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each business day be allowed for inspection. The Register of Members may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole thirty days in each year.

11.	Registered Holder Absolute Owner
The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.
12.	Transfer of Registered Shares
12.1	An instrument of transfer shall be in writing in the form of the following, or as near thereto as circumstances admit, or in such other form as the Board may accept:
Transfer of a Share or Shares
~~Babcock & Brown Air~~_______________ ~~Limited~~ (the “Company”)
FOR VALUE RECEIVED                      [amount], I, [name of transferor] hereby sell, assign and transfer unto [transferee] of [address], [number] of shares of the Company.
DATED this [ ] day of [ ], 200[ ]

Signed by:	In the presence of:

Transferor	Witness

Transferee	Witness

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12.2
Such instrument of transfer shall be signed by or on behalf of the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been transferred to the transferee in the Register of Members.

12.3
The Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

12.4
The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

12.5
The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share which is not fully paid. The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained. If the Board refuses to register a transfer of any share the Secretary shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

12.6	Shares may be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Act.
13.	Transmission of Registered Shares
13.1
In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member’s interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the provisions of the Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Member.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 17
13.2
Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in the form, or as near thereto as circumstances admit, of the following:

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member
~~Babcock & Brown Air~~ _______________ ~~Limited~~ (the “Company”)
I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased/bankrupt Member] to [number] share(s) standing in the Register of Members of the Company in the name of the said [name of deceased/bankrupt Member] instead of being registered myself/ourselves, elect to have [name of transferee] (the “Transferee”) registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.
DATED this [ ] day of [ ], 200[ ]

Signed by:	In the presence of:

Transferor	Witness

Transferee	Witness
13.3
On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member’s death or bankruptcy, as the case may be.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 18
13.4
Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to the said share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

ALTERATION OF SHARE CAPITAL
14.	Power to Alter Capital
14.1
The Company may if authorised by resolution of the Board increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Act.

14.2	Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.
15.	Variation of Rights Attaching to Shares
If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of half of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy two-thirds of the issued shares of the class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
DIVIDENDS AND CAPITALISATION
16.	Dividends
16.1
The Board may, subject to these Bye-laws and in accordance with the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.

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16.2	The Board may fix any date as the record date for determining the Members entitled to receive any dividend.
16.3	The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.
16.4
The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

17.	Power to Set Aside Profits
The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such sum as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose.
18.	Method of Payment
18.1
Any dividend or other monies payable in respect of a share may be paid by cheque or warrant sent through the post directed to the address of the Member in the Register of Members (in the case of joint Members, the senior joint holder, seniority being determined by the order in which the names stand in the Register of Members), or by direct transfer to such bank account as such Member may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to such persons as the Member may direct, and payment of the cheque or warrant shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

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18.2	The Board may deduct from the dividends or distributions payable to any Member all monies due from such Member to the Company on account of calls or otherwise.
18.3
Any dividend and or other monies payable in respect of a share which has remained unclaimed for 6 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company, in which event the Company shall have the right to retain such dividend or other moneys. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect thereof.

18.4
The Company shall be entitled to cease sending dividend cheques and warrants by post or otherwise, or making electronic transfers, to a Member if those instruments have been returned undelivered to, or left uncashed by, or have not been accepted for electronic transfer by, that Member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the Member’s new address or account details. The entitlement conferred on the Company by this Bye-law 18.4 in respect of any Member shall cease if the Member claims a dividend or cashes a dividend cheque or warrant or electronic transfer to such Member is successful.

19.	Capitalisation
19.1
The Board may resolve to capitalise any sum for the time being standing to the credit of any of the Company’s share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares of one class to shares of another class) to the Members.

19.2
The Board may resolve to capitalise any sum for the time being standing to the credit of a reserve account or sums otherwise available for dividend or distribution by applying such amounts in paying up in full partly paid or nil paid shares of those Members who would have been entitled to such sums if they were distributed by way of dividend or distribution.

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MEETINGS OF MEMBERS
20.	Annual General Meetings
The annual general meeting of the Company shall be held in each year (other than the year of incorporation) at such time and place as the Chairman or the Board shall appoint.
21.	Special General Meetings
The Chairman or the Board may convene a special general meeting of the Company whenever in their judgment such a meeting is necessary.
22.	Requisitioned General Meetings
The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings of the Company, forthwith proceed to convene a special general meeting of the Company and the provisions of the Act shall apply.
23.	Notice
23.1
At least 10 days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

23.2
At least 10 days’ notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting.

23.3	The Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 22
23.4
A general meeting of the Company shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

23.5
The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

24.	Giving Notice
24.1
A notice may be given by the Company to any Member either by delivering it to such Member in person or by sending it to such Member’s address in the Register of Members or to such other address given for the purpose. For the purposes of this Bye-law, a notice may be sent by letter mail, courier service, cable, telex, telecopier, facsimile, electronic mail or other mode of representing words in a legible form.

24.2
Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

24.3
Save as provided by Bye-law 24.4, any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, at the time when it was posted, delivered to the courier or to the cable company or transmitted by telex, facsimile, electronic mail, or such other method as the case may be.

24.4
Mail notice shall be deemed to have been served seven days after the date on which it is deposited, with postage prepaid, in the mail of any member state of the European Union, the United States, or Bermuda.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 23
24.5
The Company shall be under no obligation to send a notice or other document to the address shown for any particular Member in the Register of Members if the Board considers that the legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, the territory in which that address is situated are such that it is necessary or expedient not to send the notice or document concerned to such Member at such address and may require a Member with such an address to provide the Company with an alternative acceptable address for delivery of notices by the Company.

25.	Postponement or Cancellation of General Meeting
The Chairman may, and the Secretary on instruction from the Chairman shall, postpone or cancel any general meeting called in accordance with the provisions of these Bye-laws (other than a meeting requisitioned under these Bye-laws) provided that notice of postponement or cancellation is given to each Member before the time for such meeting. Fresh notice of the date, time and place for the postponed or cancelled meeting shall be given to the Members in accordance with the provisions of these Bye-laws.
26.	Attendance and Security at General Meetings
26.1
Members may participate in any general meeting by means of such telephone, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

26.2
The Board may, and at any general meeting, the chairman of such meeting may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

27.	Quorum at General Meetings
27.1
At any general meeting of the Company two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 25% of the total issued voting shares in the Company shall form a quorum for the transaction of business.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 24
27.2
If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine. If the meeting shall be adjourned to the same day one week later or the Secretary shall determine that the meeting is adjourned to a specific date, time and place, it is not necessary to give notice of the adjourned meeting other than by announcement at the meeting being adjourned. If the Secretary shall determine that the meeting be adjourned to an unspecified date, time or place, fresh notice of the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with the provisions of these Bye-laws.

28.	Chairman to Preside
Unless otherwise agreed by a majority of those attending and entitled to vote thereat, the Chairman, if there be one, shall act as chairman at all meetings of the Members at which such person is present. In the Chairman’s absence, the Deputy Chairman, if present, shall act as chairman and in the absence of all of them a chairman shall be appointed or elected by those present at the meeting and entitled to vote.
29.	Voting on Resolutions
29.1
Subject to the provisions of the Act and these Bye-laws (including, without limitation, Bye-laws 4.3, 36.3 and 77), any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of these Bye-laws and in the case of an equality of votes the resolution shall fail.

29.2	No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls on all shares held by such Member.
29.3
At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to the provisions of these Bye-laws (including, without limitation, Bye-laws 4.3, 36.3 and 77), every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his or her hand.

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29.4
In the event that a Member participates in a general meeting by telephone, electronic or other communications facilities or means, the chairman of the meeting shall direct the manner in which such Member may cast his vote on a show of hands.

29.5
At any general meeting if an amendment shall be proposed to any resolution under consideration and the chairman of the meeting shall rule on whether the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

29.6
At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to the provisions of these Bye-laws, be conclusive evidence of that fact.

30.	Power to Demand a Vote on a Poll
30.1	Notwithstanding the foregoing, a poll may be demanded by any of the following persons:
(a)	the chairman of such meeting; or

(b)	at least three Members present in person or represented by proxy; or
(c)
any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d)
any Member or Members present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such shares conferring such right.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 26
30.2
Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone, electronic or other communications facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

30.3
A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith and a poll demanded on any other question shall be taken in such manner and at such time and place at such meeting as the chairman (or acting chairman) of the meeting may direct and any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

30.4
Where a vote is taken by poll, each person present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialed or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communications facilities or means shall cast his vote in such manner as the chairman shall direct. At the conclusion of the poll, the ballot papers shall be examined and counted by one or more inspectors of votes appointed by the chairman of the Board for the purpose and the result of the poll shall be declared by the chairman.

31.	Voting by Joint Holders of Shares
In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

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32.	Instrument of Proxy
32.1	A Member may appoint a proxy by (a) an instrument appointing a proxy in writing in substantially the following form or such other form as the Board may determine from time to time:
Proxy
~~Babcock & Brown Air~~ _______________~~Limited~~ (the “Company”)
I/We, [insert names here], being a Member of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Members to be held on the [ ] day of [ ], 200[ ] and at any adjournment thereof. (Any restrictions on voting to be inserted here.)
Signed this [ ] day of [ ], 200[ ]

Member(s)
or (b) such telephonic, electronic or other means as may be approved by the Board from time to time.
32.2
The appointment of a proxy must be received by the Company at the registered office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the appointment proposes to vote, and an appointment of proxy which is not received in the manner so permitted shall be invalid.

32.3	A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf.
32.4	The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

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33.	Representation of Corporate Member
33.1
A corporation which is a Member may, by written instrument, authorize such person or persons as it thinks fit to act as its representative at any meeting of the Members and any person so authorized shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member, and that Member shall be deemed to be present in person at any such meeting attended by its authorized representative or representatives.

33.2
Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Member.

34.	Adjournment of General Meeting
34.1
The chairman of any general meeting at which a quorum is present may with the consent of Members holding a majority of the voting rights of those Members present in person or by proxy (and shall if so directed by Members holding a majority of the voting rights of those Members present in person or by proxy), adjourn the meeting.

34.2	In addition, the chairman may adjourn the meeting to another time and place without such consent or direction if it appears to him that:
(a)	it is likely to be impracticable to hold or continue that meeting because of the number of Members wishing to attend who are not present; or
(b)	the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or
(c)	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.
34.3
Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat in accordance with the provisions of these Bye-laws.

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35.	Directors Attendance at General Meetings
The Directors of the Company shall be entitled to receive notice of, attend and be heard at any general meeting.
DIRECTORS AND OFFICERS
36.	Election of Directors
36.1
The Board shall consist of such number of Directors being not less than two Directors and not more than such maximum number of Directors, not exceeding fifteen Directors, as the Board may from time to time determine.

36.2
Only persons who are proposed or nominated in accordance with this Bye-law shall be eligible for election as Directors. Any Member holding at least five percent (5%) of the Common Shares or the Board may propose any person for election as a Director. Where any person, other than a Director retiring at the meeting or a person proposed for re-election or election as a Director by the Board, is to be proposed for election as a Director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a Director. Where a Director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 25 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Members or the date on which public disclosure of the date of the annual general meeting was made. Where a Director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to Members or the date on which public disclosure of the date of the special general meeting was made.

36.3
Where  persons are validly proposed for re-election or election as a Director, the persons receiving the most votes (up to the number of Directors to be elected) shall be elected as Directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such Directors.

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36.4	At any general meeting the Members may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.
36.5
Notwithstanding the foregoing provisions of this Bye-law 36, for so long as the Manager holds any Manager Shares, the Manager may, by notice in writing to the Secretary, appoint the nearest whole number of the Directors which is not more than 3/7ths of the number of Directors comprising the Board.

37.	Term of Office of Directors
Directors shall hold office until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. Notwithstanding the foregoing, the term of office of a Director appointed pursuant to Bye-law 36.5 shall not expire until the redemption of the Manager Shares in full pursuant to Bye-law 4.3, or until such Director is removed pursuant to Bye-law 39.1 or 40.1.
38.	Alternate Directors
38.1
Any Director may appoint a person or persons to act as a Director in the alternative to himself by notice in writing deposited with the Secretary. Any person so elected or appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present.

38.2
An Alternate Director shall be entitled to receive notice of all meetings of the Board and to attend and vote at any such meeting at which a Director for whom such Alternate Director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such Director for whom such Alternate Director was appointed.

38.3
An Alternate Director shall cease to be such if the Director for whom such Alternate Director was appointed ceases for any reason to be a Director but may be re-appointed by the Board as an alternate to the person appointed to fill the vacancy in accordance with these Bye-laws.

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39.	Removal of Directors
39.1
Subject to any provision to the contrary in these Bye-laws, the Members entitled to vote for the election of Directors may, by a resolution including the affirmative votes of at least 80% of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution at any special general meeting convened and held in accordance with these Bye-laws, remove a Director, with or without cause, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than 14 days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal. In the case of a Director appointed pursuant to Bye-law 36.5, for so long as the Manager continues to hold Manager Shares, only the Manager may remove such a Director, with or without cause, by notice in writing to the Secretary.

39.2
If a Director is removed from the Board under the provisions of this Bye-law the Members may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy. In the case of the removal of a Director appointed pursuant to Bye-law 36.5, for so long as the Manager continues to hold Manager Shares, only the Manager may fill the vacancy, by notice in writing to the Secretary.

40.	Vacancy in the Office of Director
40.1	The office of Director shall be vacated if the Director:
(a)	is removed from office pursuant to these Bye-laws or is prohibited from being a Director by law;
(b)	is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c)	is or becomes of unsound mind or dies; or

(d)	resigns his office by notice in writing to the Company.
40.2
The Members in general meeting or the Board shall have the power to appoint any person as a Director to fill a vacancy on the Board occurring as a result of the death, disability, disqualification or resignation of any Director or as a result of an increase in the size of the Board and to appoint an Alternate Director to any Director so appointed. In the case of the a Director vacating office who was appointed pursuant to Bye-law 36.5, for so long as the Manager continues to hold Manager Shares, only the Manager may fill the vacancy, by notice in writing to the Secretary.

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41.	Remuneration of Directors
The remuneration (if any) of the Directors shall be determined by the Board and shall be deemed to accrue from day to day. The Directors may also be paid all reasonable travel, hotel and other expenses properly incurred by them in attending and returning from the meetings of the Board, any committee appointed by the Board, general meetings of the Company, or in connection with the business of the Company or their duties as Directors generally.
42.	Defect in Appointment of Director
All acts done in good faith by the Board or by a committee of the Board or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.
43.	Directors to Manage Business
The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by statute or by these Bye-laws, required to be exercised by the Company in general meeting subject, nevertheless, to these Bye-laws and the provisions of any statute.
44.	Powers of the Board of Directors
44.1	The Board may:
(a)	appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;
(b)
exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 33
(c)
appoint one or more Directors to the office of managing director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;

(d)
appoint a person to act as manager of the Company’s day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

(e)
by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney. Such attorney may, if so authorised under the seal of the Company, execute any deed or instrument under such attorney’s personal seal with the same effect as the affixation of the seal of the Company;

(f)	procure that the Company pays all expenses incurred in promoting and incorporating the Company;
(g)
delegate any of its powers (including the power to sub-delegate) to a committee appointed by the Board which may consist partly or entirely of non-Directors, provided that every such committee shall conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board;

(h)
delegate any of its powers (including the power to sub-delegate) to any company, firm, person or body of persons on such terms and in such manner as the Board may see fit, provided that the Board shall not delegate its authority in a manner that would cause the Company to be tax resident outside Ireland;

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 34
(i)	present any petition and make any application in connection with the liquidation or reorganisation of the Company;
(j)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and
(k)
authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any agreement, document or instrument on behalf of the Company.

44.2
Notwithstanding the foregoing, the Board may not (a) for so long as the Management Agreement remains in effect, exercise the powers set out in Bye-law 44.1 in a manner inconsistent with the Management Agreement, or (b) terminate the appointment of the Manager under the Management Agreement, without the prior affirmative vote of at least 75% of the Independent Directors and of the holders of 75% or more of all of the issued and outstanding Common Shares, in each case on a resolution that provides there has been unsatisfactory performance by the Manager that is materially detrimental to the Company.

45.	Register of Directors and Officers
The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors and Officers and shall enter therein the particulars required by the Act.
46.	Appointment of Officers
The Board may appoint Officers (who may or may not be Directors) as the Board may determine.
47.	Secretary
The Secretary shall be appointed by the Board from time to time.
48.	Duties of Officers
The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 35
49.	Remuneration of Officers
The Officers shall receive such remuneration as the Board may determine, other than ~~those~~ any Officers who ~~are employees of Babcock & Brown~~are affiliated with the Manager, in which case the Board my provide input and advice to the Manager regarding said remuneration.
50.	Conflicts of Interest
50.1
Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company and such Director or such Director’s firm, partner or company shall be entitled to remuneration as if such Director were not a Director. Nothing herein contained shall authorise a Director or Director’s firm, partner or company to act as Auditor to the Company.

50.2
A Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest as required by the Act; provided that each Director appointed pursuant to Bye-law 36.5 shall be deemed to have an interest in any contract or arrangement involving the Company and the Manager and any Affiliate of ~~Babcock & Brown~~the Manager, including the Management Agreement, and no such Director shall be required to declare such interest to the Company in order to comply with these Bye-laws and the Act.

50.3
Following a declaration being made pursuant to this Bye-law, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum for such meeting.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 36
51.	Indemnification and Exculpation of Directors and Officers
51.1
The Directors, Secretary and other Officers (such term to include any person appointed to any committee by the Board) for the time being acting in relation to any of the affairs of the Company, any subsidiary thereof and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the said persons. Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or Officer.

51.2
The Company may purchase and maintain insurance for the benefit of any Director or Officer of the Company against any liability incurred by him under the Act in his capacity as a Director or Officer of the Company or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

MEETINGS OF THE BOARD OF DIRECTORS
52.	Board Meetings
The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Subject to the provisions of these Bye-laws, a resolution put to the vote at a meeting of the Board shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 37
53.	Notice of Board Meetings
A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally (in person or by telephone) or otherwise communicated or sent to such Director by post, cable, telex, telecopier, facsimile, electronic mail or other mode of representing words in a legible form at such Director’s last known address or any other address given by such Director to the Company for this purpose.
54.	Participation in Meetings by Telephone
Directors may participate in any meeting of the Board by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting, provided that a majority of the directors participating in such meeting shall be located in Ireland; and provided further that the chairperson of the meeting shall be located in Ireland.
55.	Quorum at Board Meetings
The quorum necessary for the transaction of business at a meeting of the Board shall be two Directors (excluding Alternate Directors) in office at that time.
56.	Board to Continue in the Event of Vacancy
The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at meetings of the Board, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting of the Company; or (ii) preserving the assets of the Company.
57.	Chairman to Preside
Unless otherwise agreed by a majority of the Directors attending, the Chairman shall act as chairman at all meetings of the Board at which such person is present. In the Chairman’s absence the Deputy Chairman, if present, shall act as chairman and in the absence of both of them a chairman shall be appointed or elected by the Directors present at the meeting.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 38
58.	Written Resolutions
A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board duly called and constituted, such resolution to be effective on the date on which the last Director signs the resolution. For the purposes of this Bye-law only, “Director” shall not include an Alternate Director.
59.	Validity of Prior Acts of the Board
No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.
CORPORATE RECORDS
60.	Minutes
The Board shall cause minutes to be duly entered in books provided for the purpose:
(a)	of all elections and appointments of Officers;
(b)	of the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and
(c)	of all resolutions and proceedings of general meetings of the Members, meetings of the Board, and meetings of committees appointed by the Board.
61.	Place Where Corporate Records Kept
Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the registered office of the Company, with copies of all such materials to be kept at the Company’s executive offices.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 39
62.	Form and Use of Seal
62.1	The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.
62.2
A seal may, but need not be affixed to any deed, instrument, share certificate or document, and if the seal is to be affixed thereto, it shall be attested by the signature of (i) any Director; or (ii) any Officer; or (iii) the Secretary; or (iv) any person authorized by the Board for that purpose.

62.3	A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents.
ACCOUNTS
63.	Books of Account
63.1	The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:
(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b)	all sales and purchases of goods by the Company; and

(c)	all assets and liabilities of the Company.
63.2
Such records of account shall be kept at the registered office of the Company, or subject to the provisions of the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours. Copies of such records of account shall be kept at the Company’s executive offices.

64.	Financial Year End
The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 40
AUDITS
65.	Annual Audit
Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Act, the accounts of the Company shall be audited at least once in every year.
66.	Appointment of Auditors
66.1
Subject to the provisions of the Act, at the annual general meeting or at a subsequent special general meeting in each year, an independent representative of the Members shall be appointed by them as Auditor of the accounts of the Company.

66.2	The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.
67.	Remuneration of Auditors
The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.
68.	Duties of Auditors
68.1
The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

68.2
The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 41
69.	Access to Records
The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers of the Company for any information in their possession relating to the books or affairs of the Company.
70.	Financial Statements
Subject to any rights to waive laying of accounts pursuant to the provisions of the Act, financial statements as required by the Act shall be laid before the Members in general meeting.
71.	Distribution of Auditors report
The report of the Auditor shall be submitted to the Members in general meeting.
72.	Vacancy in the Office of Auditor
If the office of Auditor becomes vacant by the resignation or death or the Auditor, or by the Auditor becoming incapable of acting by reason of illness or other disability at a time when the Auditor’s services are required, the vacancy thereby created shall be filled in accordance with the Act.
BUSINESS COMBINATIONS
73.	Amalgamations
73.1
Subject to Bye-Law 73.2, the Company shall not engage in any amalgamation unless such amalgamation has been approved by a resolution of the Members including the affirmative votes of at least 66% of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution.

73.2
Bye-Law 73.1 shall not apply in respect of any amalgamation approved by the Board, and in respect of any amalgamation approved by the Board which the Act requires to be approved by the Members, the necessary general meeting quorums and Members’ approval shall be as set out in Bye-Laws 27 and 29.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 42
VOLUNTARY WINDING-UP AND DISSOLUTION
74.	Winding-Up
If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.
CHANGES TO CONSTITUTION
75.	Changes to Bye-laws
No Bye-law shall be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Board and by a resolution of the Members including, in the case of any amendment to Bye-law 44.2 at a time when the Manager is the holder of any Manager Shares, the approval of the holders of the Manager Shares.
76.	Discontinuance
The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Act.
ANTI TAKEOVER PROVISIONS
77.	Adjustment of voting power
77.1
The voting power of all Common Shares held, beneficially owned or controlled, directly or indirectly by a Competitor shall be automatically adjusted to three-tenths of a vote per share on all matters upon which the Members may vote, whenever such Competitor holds, beneficially owns or controls, directly or indirectly, 15% or more, but less than 50%, of the issued and outstanding Common Shares of the Company. Common Shares held, beneficially owned or controlled, directly or indirectly, by a Competitor which are subject to such reduction in voting power are referred to in these Bye-laws as “Controlled Shares”.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 43
77.2
Upon learning that a Competitor holds, beneficially owns or controls, directly or indirectly, 15% or more of the issued and outstanding Common Shares of the Company, the Company may, but it is not obligated to, send the Competitor a notice (a “Competitor Notice”) which:

(i) if applicable, shall specify in reasonable detail the number of Common Shares determined to be Controlled Shares and the consequent voting adjustment specified in Bye-law 77.1;
(ii) shall request an initial or further declaration from the Competitor of the number of Common Shares held, beneficially owned or controlled, directly or indirectly, by such Competitor; and
(iii) may require that, by the 90th day after the acquisition by the Competitor of beneficial ownership or control, directly or indirectly, of 15% or more of the issued and outstanding Common Shares of the Company (such 90th day, the “Offer or Disposal Date”), the Competitor shall either (X) make a tender offer at a Premium Price in accordance with applicable law to acquire beneficial ownership of all of the issued and outstanding Common Shares of the Company; or (Y) sell or dispose of such number of Common Shares (or beneficial interests therein) to third parties as will result in the Competitor reducing its beneficial ownership or control, directly or indirectly, of the issued and outstanding Common Shares of the Company to less than 15%.
77.3
In the event that the Company delivers a Competitor Notice requiring a Competitor to take the actions specified in clause 77.2 (iii) above, the Company will have a right (subject to Section 42A of the Act) to purchase the number of Common Shares (or beneficial interests therein) specified in clause 77.2 (iii)(Y) at a price per share equal to Fair Market Value if on the Offer or Disposal Date the Competitor has not made the tender offer specified in clause 77.2 (iii)(X) or disposed of the number of Common Shares (or beneficial interests therein) specified in clause 77.2 (iii)(Y) to third parties. The Company shall be entitled to assign this contingent right to a third party or parties with the consent of such assignee(s). If the Company (or its assignee(s)) exercises this contingent right, payment of the purchase price by the Company or its assignee(s) to the applicable Competitor shall be by wire transfer made at a closing to be held on the Offer or Disposal Date. The Company may revoke a Competitor Notice requiring a Competitor to take actions under clause 77.2 (iii) above at any time before the Company (or its assignee(s)) pays for Common Shares (or beneficial interests therein) acquired from the Competitor pursuant to clause 77.2 (iii)(Y).

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 44
78.	Requirement to Provide Information and Notice
78.1
For purposes of determining whether a Member holds Controlled Shares and of enforcing the provisions of Bye-law 78, the Board may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with the Company or its registrar and transfer agent a completed Member’s declaration (a “Member’s declaration”). The Board shall determine from time to time written guidelines with respect to the nature of a Member’s declaration to be requested, the times at which Member’s declarations are to be requested and any other relevant matters relating to Member’s declarations.

78.2
A Member’s declaration shall be in the form from time to time determined by the Directors of the Company pursuant to Bye-law 78.1 and, without limiting the generality of the foregoing may be required to be in the form of a simple declaration in writing or a statutory declaration. In the absence of a determination by the Directors regarding the form of a Member’s declaration, the Member’s declaration shall contain information with respect to:

(a) the name and address of the Member (“Registered Shareholder”);
(b) the name and address of any person who beneficially owns or controls, directly or indirectly, the Registered Shareholder’s shares (“Beneficial Shareholder”);
(c) the number of shares of the Company held by the Registered Shareholder and each Beneficial Shareholder, including the dates such shares were acquired; and
(d) if the Registered Shareholder or any Beneficial Shareholder is a company, corporation, trust, partnership or unincorporated organization the name and address of each person who is a controlling shareholder, trustee, partner or member of the company, corporation, trust, partnership or unincorporated organization, as the case may be.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 45
78.3
The Board shall have the sole right and authority to administer the provisions of this Bye-law 78 and to make any determination as to the holding, beneficial ownership or control, directly or indirectly, by a Competitor of Controlled Shares contemplated hereunder. In so acting, the Board shall enjoy, in addition to the powers set forth in this Bye-law, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose of Bye-laws 77 and 78, including, without limitation, to act as attorney of a Competitor to effect repurchases or transfers of shares pursuant to Bye-law 77.3 without further action on the part of a Competitor. The Board shall make on a timely basis all determinations necessary for the administration of the provisions of such Bye-laws and, without limiting the generality of the foregoing, if the Board considers that there are reasonable grounds for believing that a Competitor holds, beneficially owns or controls, directly or indirectly, Controlled Shares, the Directors shall make a determination with respect to the matter. Any such determination of the Board shall be conclusive, final and binding except to the extent modified by any subsequent Board determination.

78.4
In administering the provisions of this Bye-law 78, including, without limitation, in making any directors’ determination in accordance herewith, the Board may rely on any information on which the Board considers it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the Board may rely upon any written information from one or more Members, the Register of Members, the knowledge of any Director, officer or employee of the Company or any advisor to the Company, or an opinion of counsel to the Company.

[~~Babcock & Brown Air Limited~~Fly Leasing Limited]	Page 46
78.5
In administering the provisions of this Bye-law 78, including, without limitation, in making any determination contemplated hereby, the Directors shall act honestly and in good faith. Provided that the Directors so act, in the absence of fraud or dishonesty on the part of the Directors, the Directors shall not be liable to the Company and neither the Directors nor the Company shall be liable to any holder or beneficial owner of Common Shares or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Bye-law 78.

78.6	Any Board determination required or contemplated by this Bye-law shall be expressed and conclusively evidenced by a resolution duly adopted.
78.7	The Board may delegate any of their powers and duties under this Bye-law to any standing or special committee consisting of such members of the Board as the Directors may determine.

BABCOCK & BROWN AIR LIMITED
FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD
ON JUNE 29, 2010

I/we
(NAME IN BLOCK CAPITALS)

Of
(ENTITY NAME IF APPLICABLE)
being (a) holder(s) of                      common shares of Babcock & Brown Air Limited (the “Company”) on the record date of May 20, 2010, hereby appoint Colm Barrington and/or Gary Dales to act as my/our proxy at the Annual General Meeting (the “Meeting”) of the Company to be held on June 29, 2010, or at any adjournment thereof, and to vote on my/our behalf as directed below.
Please indicate below the number of votes cast in accordance with the instructions of the holders of American Depositary Receipts representing the common shares of the Company. Should this card be returned duly signed, but without specific direction, the proxy will vote or abstain at his direction.

Resolutions	For	Against	Abstain
1. To re-elect Erik G. Braathen as a director of the Company.
2. To re-elect Sean Donlon as a director of the Company.
3. To re-elect Joseph M. Donovan as a director of the Company.
4. To re-elect James Fantaci as a director of the Company.
5. To re-elect Susan M. Walton as a director of the Company.
6. To appoint Ernst & Young LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.
7. To consider and, if thought fit, to approve the change of the Company’s name to “Fly Leasing Limited”.
8. To amend and restate the Bye-laws of the Company adopted on June 25-26, 2007 (the “Bye-laws”) to be in the form of the amended and restated Bye-laws attached as Exhibit A to this Notice of Annual General Meeting in order to (i) remove all references to “Babcock & Brown” (as previously defined in the Bye-laws); (ii) remove the Company’s existing name wherever it appears in forms prescribed in the Bye-laws; (iii) provide that the holders of the Company’s common shares may nominate candidates for election to the Board only when holding five percent or more of the Company’s issued common shares; and (iv) make other minor clarifying and administrative changes.

Date:

Signature:

4

This proxy should be completed and sent to the following addresses by not later than 48 hours before the time for holding the Meeting.

Colm Barrington	With a copy to:
Babcock & Brown Air Limited	Mina Kim
West Pier Business Centre	BBAM Limited Partnership
Dun Laoghaire, Co. Dublin, Ireland	c/o BBAM LLC
Fax: +353-1-231-1901	525 Market Street, 33rd Floor
San Francisco, CA 94105, USA
Fax: 415-618-3337
INFORMATION CONCERNING SOLICITATION AND VOTING FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF BABCOCK & BROWN AIR LIMITED TO BE HELD ON JUNE 29, 2010
PRESENTATION OF FINANCIAL STATEMENTS
In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2009 will be presented at the Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that such statements be approved by Shareholders, and no such approval is sought at the Meeting.
The audited consolidated financial statements of the Company for the year ended December 31, 2009 have been provided to Shareholders by inclusion of the Company’s Annual Report on Form 20-F with this Notice of Annual General Meeting. The Company’s Annual Report on Form 20-F is also available on the Company’s website at www.babcockbrownair.com.
COMPANY PROPOSALS
PROPOSALS 1, 2, 3, 4 and 5 — ELECTION OF DIRECTORS
The Board has determined that it shall be comprised of eight directors. The Bye-laws provide that five of the directors shall be elected by the holders of the common shares and three will be appointed by the holders of the Manager Shares. The Board has nominated the five persons listed below for re-election by the holders of the common shares as directors of the Company. All nominees are presently members of the Board. As provided in the Company’s Bye-laws, each director elected by the holders of the common shares is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected or appointed or their office is otherwise vacated.

5

Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company to be elected by the holders of the common shares is set forth below:

Name	Age	Position
Erik G. Braathen	54	Director, Chairperson of the Compensation Committee, member of the Audit Committee and Nominating and Corporate Governance Committee

Sean Donlon	70	Director, Chairperson of the Nominating and Corporate Governance Committee, member of the Audit Committee and Compensation Committee

Joseph M. Donovan	55	Chairman of the Board of Directors, Chairperson of the Audit Committee

James Fantaci	63	Director, Member of the Compensation Committee and Nominating and Corporate Governance Committee

Susan M. Walton	50	Director, Member of the Compensation Committee and Nominating and Corporate Governance Committee
Erik G. Braathen has been a member of the Board since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the boards of directors of Protector Insurance ASA, Sayonara AS and Ojada AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.
Sean Donlon has been a member of the Board since June 2007. Mr. Donlon has served as the chancellor of the University of Limerick, Ireland from 2002 to 2008. Mr. Donlon has previously worked with the GPA Group plc, as well as with GE Capital Aviation Services. Prior to entering the private sector, he had a long career in the Irish public service, having been Irish Ambassador to the United States of America and Secretary General of the Department of Foreign Affairs. Mr. Donlon is a director of Aviva Life International Ltd., Enba plc, the University of Limerick Foundation Ltd. and chairman of the BIRR Scientific and Heritage Foundation Ltd. Mr. Donlon is a graduate of the University College Dublin and was conferred with an Honorary Doctorate of Civil and Canon Laws by the National University of Ireland in December 2008 and an Honorary Doctorate of Laws by the University of Limerick in January 2009.
Joseph M. Donovan has been a member of the Board since June 2007 and has been the Chairman of the Board since April 2010. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s asset-backed securities and debt financing group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of asset finance at Prudential Securities from 1998 to 2000 and Smith Barney from 1995 to 1997. Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of Cohen & Company and Homeownership Preservation Foundation. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.
James Fantaci has been a member of the Board since May 2007. Although now retired from Babcock & Brown Limited, Mr. Fantaci had coordinated all of Babcock & Brown Limited’s operating leasing activities worldwide until November 2008. Prior to joining Babcock & Brown Limited in 1982, Mr. Fantaci was senior vice president of the New York office of Matrix Leasing International and prior to that he served as assistant treasurer of the Bank of New York. Mr. Fantaci attended the New School for Social Research and graduated from Brooklyn College with a degree in Economics.

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Susan M. Walton has been a member of the Board since June 2007. Ms. Walton is currently a sub-regional director of the environmental charity Groundwork London. Until February 2008, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as general manager — structured finance and export credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown Limited from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown Limited’s annual European marketing plan. Ms. Walton is a trustee for the Sussex Wildlife Trust, a trustee for Buglife — The Invertebrate Conservation Trust and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.
PROPOSAL 6 — APPOINTMENT OF INDEPENDENT AUDITORS
At the Meeting, the Company will ask Shareholders to approve the appointment of Ernst & Young LLP as the Company’s independent auditors and to authorize the Board to determine the auditors’ remuneration.
All services rendered by the independent auditors are subject to pre-approval and review by the Company’s Audit Committee.
PROPOSAL 7 — CHANGE OF COMPANY NAME
At the Meeting, the Company will ask Shareholders to consider and, if thought fit, to approve the change of the Company’s name to “Fly Leasing Limited”.
PROPOSAL 8 — AMEND AND RESTATE THE BYE-LAWS
At the Meeting, the Company will ask Shareholders to approve amending and restating the Bye-laws of the Company to (i) remove all references to “Babcock & Brown” (as previously defined in the Bye-laws); (ii) remove the Company’s existing name wherever it appears in forms prescribed in the Bye-laws; (iii) provide that holders of the Company’s common shares may nominate candidates for election to the Board only when holding five percent or more of the Company’s issued common shares; and (iv) make other minor clarifying and administrative changes.
OTHER BUSINESS
The Company’s management knows of no business that will be presented for consideration at the Meeting other than that stated in this Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board

Joseph M. Donovan, Chairman
Babcock & Brown Air Limited
Dated: May 26, 2010

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